Instructure Holdings, Inc.

6330 South 3000 East, Suite 700

Salt Lake City, UT 84121

November 18, 2022

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt Kathleen Collins

Re:

Instructure Holdings, Inc.

Form 10-K for the Year Ended December 31, 2021

Filed February 23, 2022

Form 10-Q for the Quarter Ended September 30, 2022

Filed November 2, 2022

Form 8-K furnished on November 1, 2022

File No. 001-40647

Dear Ms. Ebbertt and Ms. Collins:

Instructure Holdings, Inc. (the “Company” or “we”) submits this letter in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance, Office of Technology, of the U.S. Securities and Exchange Commission (the “Commission”) received on November 7, 2022, relating to our Form 10-K filed on February 23, 2022, our Form 10-Q filed on November 2, 2022 and our Form 8-K furnished on November 1, 2022. The comments from the Staff are set forth below in italics followed by our response.

Form 10-K for the Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 51

1.

In order to provide a better understanding of the growth in your customer count from period-to-period, please revise to provide the exact number of customers for each period presented. We refer to your response to comment 9 in your March 23, 2021 letter.

Response: The Company acknowledges the Staff’s comment and, submits to the Staff that providing investors with the exact number of customers does not provide them with meaningful information that approximate numbers do not. In fact, in certain circumstances, the exact number of customers may not provide all the information that is needed to understand revenue increases or decreases in a given period. For example, during a given period, the Company’s revenue could increase but the customer count could decrease as a result of customer consolidations, where various individual schools or districts are consolidated into a single state- or district-wide contract that accounts for more revenue but reflects a decrease in the Company’s customer count. Similarly, acquisitions typically result in increased revenue, however, the acquired company may have an overlapping customer base with the Company, and as a result, the Company’s customer count does not increase. In addition, because the Company provides Software-as-a-service (“SaaS”), the Company recognizes revenue on a ratable basis over the contract term so even though the number of customers could increase for a given period, the impact of the additional revenue is reflected throughout various periods. Therefore, the Company does not believe that investors gain more insights into the Company’s revenue growth potential from having information about the precise number of customers per period than they already gain from having the approximate numbers. The approximate numbers that the Company provided in its Annual Report on Form 10-K for the year ended December 31, 2021 and intends to provide going forward, were and will be materially comparable to the exact numbers. In the Annual Report on Form 10-K, the Company provided the following numbers for the years 2019, 2020 and 2021: 5,000, 6,000 and nearly 7,000 customers, respectively. The exact numbers for these periods were 4,991, 6,095 and 6,908 customers, respectively.

Results of Operations, page 54

2.

Please provide us a breakdown and explanation of the various expenses that comprise “total restructuring, transaction and sponsor related costs” for each period provided, including the nine months ended September 30, 2022. Also, describe to us the various restructuring plans you are currently undertaking and revise as necessary to provide disclosures related to your restructuring activities pursuant to ASC 420-10-50-1.

Response: The Company acknowledges the Staff’s comment and is providing the breakdown and explanation of the various expenses that comprise “total restructuring, transaction, and sponsor related costs” for all periods presented, including the nine months ended September 30, 2022. With regard to the Staff’s reference of ASC 420-10-50-1, the Company has not recognized any exit or disposal cost obligations that are within the scope of ASC 420-10 in any of the periods presented. All expenses classified as “restructuring” are outside the scope of ASC 420-10 and consist of impairments on held-for-sale goodwill and disposal group from the sale of getBridge, LLC (“Bridge”), impairment of leased properties, and other non-recurring costs. “Transaction” costs represent expenses incurred with third parties as part of the Company’s merger and acquisition activity. This is inclusive of all pre-close activity, such as due diligence, closing activities, and post-close integration activities. “Sponsor” costs represent expenses incurred for services provided by Thoma Bravo and their affiliates. Also included in “restructuring, transaction and sponsor related costs” are the effects of foreign currency transaction gains and losses. For the Staff’s convenience, the effects of foreign currency transaction gains and losses have been included separately in the breakdown provided below. In future filings the Company will separate the effects of foreign currency transaction gains and losses from “total restructuring, transaction and sponsor related costs” as its own line item within the Company’s respective non-GAAP financial measures included in the Annual Report on Form 10-K, Quarterly Report on Form 10-Q, and Form 8-K.

	Successor		Predecessor
	Year Ended December 31,	Period from April 1 to December 31,	Period from January 1 to March 31,	Year Ended December 31,
(dollars in thousands)	2021	2020	2020	2019
Restructuring	$12,060	$56,460	$6,874	$—
Transaction	9,090	11,896	4,878	—
Sponsor	414	446	739	—
Effects of foreign currency transaction (gains) and losses	1,916	(3,353)	1,626	—

Total restructuring, transaction and sponsor related costs	$23,480	$65,449	$14,117	$—

Nine months ended September 30,
2022
Restructuring	$2,735
Transaction	4,916
Sponsor	451
Effects of foreign currency transaction losses	7,050

Total restructuring, transaction and sponsor related costs	$15,152

3.

You state that the increase in revenue for fiscal 2021 compared to the successor and predecessor periods in 2020 was due to an increase in new customers, contributions from acquisitions and net revenue retention from existing customers. Similarly, in the September 30, 2022 Form 10-Q you attribute the increase in revenue to new and existing customers. Where a material change from period-to-period is due to two or more factors, including any offsetting factors, describe the underlying reasons for these material changes in both quantitative and qualitative terms. Please revise. Refer to Item 303(b) of Regulation S-K and also to comment 12 in your March 23, 2021 response letter.

Response: The Company acknowledges the Staff’s comment, and in future filings the Company will describe the underlying reasons for material changes in qualitative, and where possible, in quantitative form, consistent with Item 303(b) of Regulation S-K. However, with respect to the year ended December 31, 2021 and the nine months ended September 30, 2022, the Company advises the Staff that, although it cited various factors for the increase in revenues in its Annual Report on Form 10-K and Quarterly Report on Form 10-Q, the increase in revenue in both periods was attributable to a single factor, namely the expanded use of the Company’s solutions. The Company has revised its disclosure of the underlying reasons for such expansion in qualitative form, but is unable to quantify those underlying reasons because the business does not specifically track revenue based on those underlying criteria. Providing the underlying reasons for the Company’s increase in revenue would have resulted in the below revisions to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, shown in strike through for deletions and bold underline for additions:

Form 10-K for the Year Ended December 31, 2021

Subscription and support revenue was $367.8 million for the year ended December 31, 2021 compared to $209.1 million during the Successor 2020 Period and $66.0 million during the Predecessor 2020 Period. The increase in revenue is due to expanded use of our solutions, including in international markets, which contributed 20% of the total revenue for the year ended December 31, 2021, an increase of $20.3 million. Use of our solutions expanded as a result of the pandemic and the accelerated need for continued digital transformation in education, ~~an increase in the total number of customers, which has grown to nearly 7,000 as of December 31, 2021, the contributions from~~ our recent acquisitions~~, as well as the effects of purchase accounting, net revenue retention in excess of 100% as of December 31, 2021 and continued growth into international markets, which contributed 20% of total revenue for the year ended December 31, 2021~~ and targeted sales and marketing efforts in new and existing markets.

Professional services and other revenue was $37.6 million for the year ended December 31, 2021 compared to $21.5 million for the Successor 2020 Period and $5.4 million for the Predecessor 2020 Period. The increase is due to the expanded use of our solutions ~~increased onboarding of new customers~~ discussed above.

Form 10-Q for the Quarter Ended September 30, 2022

Three month change

Subscription and support revenue increased $13.6 million for the unaudited three months ended September 30, 2022 due to an expanded use of our solutions, including in international markets, which contributed 20% of the total revenue for the three months ended September 30, 2022, an increase of $3.8 million. Use of our solutions expanded as a result of the accelerated need for continued digital transformation in education, ~~increase in new customers, growth from existing customers through upselling historical products and cross-selling new products, contributions from our recent acquisitions,~~ and targeted sales and marketing efforts in new and existing markets ~~the effects from Accounting Standards Codification (“ASC”) Topic 805 (“ASC 805”)~~.

Professional services and other revenue increased $1.6 million for the unaudited three months ended September 30, 2022 due to the ~~same factors~~ expanded use of our solutions discussed above.

Nine month change

Subscription and support revenue increased $49.4 million for the unaudited nine months ended September 30, 2022 due to expanded use of our solutions, including in international markets, which contributed 20% of the total revenue for the nine months ended September 30, 2022, an increase of $13.2 million. Use of our solutions expanded as a result of the need for continued digital transformation in education, ~~new and existing customers, through upselling historical products and cross-selling new products, and contributions from our recent acquisitions~~ and targeted sales and marketing efforts in new and existing markets~~, as discussed above, as well as the effects of acquisition accounting from ASC 805~~.

Professional services and other revenue increased $6.4 million for the unaudited nine months ended September 30, 2022 due to the ~~same factors~~ expanded use of our solutions discussed above.

Form 10-Q For the Quarter Ended September 30, 2022

Notes to Unaudited Condensed Consolidated Financial Statements

Note 15. Commitments and Contingencies

Litigation, page 23

4.

We note your disclosures regarding the class action lawsuit related to the Take-Private- Transaction. Please revise to clarify whether you believe there is at least a reasonable possibility that a loss may have been incurred and if so, disclose an estimate of such loss or range of loss or state that such estimate of possible losses cannot be made. Refer to ASC 450-20-50-3.

Response: In response to the Staff’s comment, the Company confirms that it cannot assess the probable outcome of the class action lawsuit related to the Take-Private Transaction or the amount or range of any potential loss at this time.

The Company reassesses its loss exposure at least quarterly and, in future quarters, if it concludes a loss is both probable and estimable in connection with the Take-Private Transaction class action lawsuit, it will accrue an amount to cover such loss. At such time, it would also assess whether it can estimate the amount of possible loss or range of loss in excess of any accrued amounts. While the Company has concluded that it is not able to estimate the amount of loss or range of losses resulting from this lawsuit, if and when it is able to do so, it will revise its disclosure in future filings with the Commission to include the estimated amount or range of loss, or a statement that such estimate cannot be made, in accordance with ASC 450-20-50-1 through 50-4.

To clarify its current assessment of the matter, in future filings prior to the determination of a reasonable probability of loss, it will revise its disclosure as shown in bold underline below:

We are involved in various legal proceedings and claims, including challenges to trademarks, from time to time arising in the normal course of business. If we determine that it is probable that a loss has been incurred and the amount is reasonably estimable, we will record a liability in our condensed consolidated financial statements. If only a range of estimated losses can be determined, we accrue an amount within the range that, in our judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, we accrue the low end of the range. Although the results of litigation and claims are inherently unpredictable and uncertain, management does not believe that the outcome of our various legal proceedings, with the potential exception of the matter described below (which we believe is without merit and which we are defending vigorously against), if determined adversely to us, singly or in the aggregate, would have a material impact on our financial position, results of operations, or liquidity.

In February 2021, Oklahoma Law Enforcement Retirement System and Q. Wade Billings filed a class action lawsuit against Instructure Holdings, LLC, certain Thoma Bravo entities and certain directors and officers of Predecessor, relating to the Take-Private Transaction. The complaint alleges that such directors and officers breached their fiduciary duties in connection with the Take-Private Transaction, and that Instructure Holdings, LLC and Thoma Bravo aided and abetted such breaches. Plaintiffs seek damages of an unidentified amount, interest, and attorneys’ and experts’ fees and expenses. On September 8, 2022, the Court heard oral argument on the defendants’ motion to dismiss and the plaintiff’s motion to convert the motion to dismiss to one for summary judgment. We do not believe these claims have merit and are defending vigorously against them. At this time, we are unable to predict the outcome or estimate the amount of loss or range of losses that could potentially result from this lawsuit.

Form 8-K furnished on November 1, 2022

General

5.

We note your reference to adjusted unlevered free cash flow for the twelve months ended September 30, 2022 in the financial highlight bullet points. Please revise to provide a reconciliation of this measure for each period presented. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and in future earnings releases the Company will include a reconciliation of this measure for all periods presented, pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. The below table reconciles adjusted unlevered free cash flow for the twelve months ended September 30, 2022, as presented in the Form 8-K furnished on November 1, 2022.

INSTRUCTURE HOLDINGS, INC.

RECONCILIATION OF FREE CASH FLOW, UNLEVERED FREE CASH FLOW & ADJUSTED UNLEVERED

FREE CASH FLOW

(in thousands)

(unaudited)

Twelve months ended September 30,
2022
Net cash provided by operating activities	$118,873
Purchases of property and equipment	(6,438)
Proceeds from disposals of property and equipment	54

Free cash flow	$112,489
Cash paid for interest on outstanding debt	15,706
Cash settled stock-based compensation	5,774

Unlevered free cash flow	$133,969
Restructuring, transaction and sponsor related costs paid in cash	13,551

Adjusted unlevered free cash flow	$147,520

6.

We note that your measure of non-GAAP net income does not appear include the tax impact of your non-GAAP adjustments. Please revise to include a separate income tax adjustment commensurate with your non-GAAP measure of profit. Refer to Non- GAAP C&DI Question 102.11.

Response: The Company acknowledges the Staff’s comment, and confirms that in future earnings releases and filings, the Company will reflect the impact of income tax adjustments as a separate line item and explain how the tax impact is calculated. Correspondingly, the Company will also adjust the comparative periods presented in future earnings releases to align with the revised methodology. The definition, table and figures below illustrate how the Company plans to present this information in future earnings releases and filings shown in bold and underline:

Non-GAAP Net Income. We define non-GAAP net income as net loss excluding the impact of stock-based compensation, amortization of acquisition-related intangibles, the impact of fair value adjustments to acquired unearned revenue relating to the Take-Private Transaction and the Certica, Impact, and Elevate Data Sync acquisitions, and restructuring, transaction and sponsor related costs that we do not believe are reflective of our ongoing operations. The tax effects of the adjustments are calculated using the statutory tax rate, taking into consideration the nature of the item and the relevant taxing jurisdiction. We believe Non-GAAP net income is useful in evaluating our operating performance compared to that of other companies in our industry, as this metric generally eliminates the effects of certain items that may vary for different companies for reasons unrelated to overall operating performance. Although we exclude the amortization of acquisition-related intangibles from the non-GAAP measure, management believes it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation. Basic non-GAAP net income per common share attributable to common stockholders is computed by dividing non-GAAP net income attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted non-GAAP net income per common share attributable to common stockholders is computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period.

INSTRUCTURE HOLDINGS, INC.

RECONCILIATION OF NON-GAAP NET INCOME

(in thousands, except per share data)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net loss	$(10,055)	$(13,261)	$(28,519)	$(68,025)
Stock-based compensation	10,060	8,379	28,923	17,722
Amortization of acquisition-related intangibles	34,260	33,590	102,190	100,312
Fair value adjustments to deferred revenue in connection with purchase accounting	25	1,379	855	8,471
Loss on extinguishment of debt	—	—		—
Restructuring, transaction and sponsor related costs	8,109	3,641	15,152	19,652
Tax effects of adjustments(1)	(12,909)	(11,595)	(36,368)	(36,205)

Non-GAAP net income	$29,490	$22,133	$82,233	$41,927

Non-GAAP net income per common share, basic	$0.21	$0.16	$0.58	$0.32
Non-GAAP net income per common share, diluted	$0.21	$0.16	$0.57	$0.32
Weighted average common shares used in computing basic Non-GAAP net income per common share	142,108	136,647	141,536	129,643
Weighted average common shares used in computing diluted Non-GAAP net income per common share	143,781	138,182	143,067	130,166

(1)	The tax effects of the adjustment are calculated using the statutory tax rate, taking into consideration the nature of the item and the relevant taxing jurisdiction.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Dale Bowen, Chief Financial Officer, at dale.bowen@instructure.com or at (202) 821-3555, or Michael Keeley or Ana Sempertegui, from Kirkland & Ellis LLP, our outside counsel, at michael.keeley@kirkland.com or (312) 862-2144, and ana.sempertegui@kirkland.com or (312) 862-2359.

Sincerely,

/s/ Dale Bowen
Dale Bowen
Chief Financial Officer

cc:
Michael Keeley
Ana Sempertegui
Kirkland & Ellis LLP